As filed with the Securities and Exchange Commission on December 22, 2015
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
 of
TiGenix
(Exact name of issuer of deposited securities as specified in its charter)
 N/A
(Translation of issuer’s name into English)

BELGIUM
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
__________________________________________________________________________________________________________________________________________________________________________________

 CT Corporation System
111 Eighth Avenue
New York, New York 10011
+1 (212) 894-8800
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Proskauer Rose LLP 110 Bishopsgate London EC2N4AY United Kingdom +44 (20) 7280-2091 Attention: Peter Castellon, Esq.	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 +1 (212) 813-8800 Attention: Thomas S. Levato, Esq.	White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 (20) 7532-1400 Attention: Francis Fitzherbert-Brockholes, Esq.

It is proposed that this filing become effective under Rule 466:

☐ immediately upon filing.

☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box:☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten ordinary shares of TiGenix	100,000,000 American Depositary Shares	$0.05	$5,000,000	$503.50

*	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“Receipt”), included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.                                DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10 Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2.                                 AVAILABLE INFORMATION

Required Information	Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Article 12
TiGenix (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Deposit Agreement by and among TiGenix (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners (“Holders”) from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among TiGenix, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 22, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ten ordinary shares of TiGenix.

DEUTSCHE BANK TRUST COMPANY AMERICAS, SOLELY IN ITS CAPACITY AS DEPOSITARY
By:	/s/ Robert Martello

	Name:	Robert Martello
	Title:	Director

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, TiGenix certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Leuven, Belgium on December 22, 2015.

TiGenix
By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

POWERS OF ATTORNEY

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints Eduardo Bravo, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on December 22, 2015.

Signature	Title
/s/ Eduardo Bravo
Eduardo Bravo Fernández de Araoz	Chief Executive Officer and Managing Director (Principal Executive Officer)
/s/ Claudia D'Augusta
Claudia D’Augusta	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Jean Stéphenne
Innosté SA, represented by Jean Stéphenne	Director
/s/ Willy Duron
Willy Duron	Director
/s/ Russell Greig
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig	Director
/s/ Dirk Reyn
R&S Consulting BVBA, represented by Dirk Reyn	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States, has signed this registration statement in the United States on the day of December 22, 2015.

By:	/s/ Donald Puglisi
Name:	Donald Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(a)	Form of Deposit Agreement

(d)	Opinion of White & Case LLP, counsel to the Depositary